UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the month of April 2026
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-277842, 333-277842-01 AND 333-277842-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200796) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-254578) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-270440) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-273587) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-280100) OF BP p.l.c. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 March 2026(a)
(a)In this Form 6-K, references to the first quarter 2026 and first quarter 2025 refer to the three-month periods ended 31 March 2026 and 31 March 2025 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2025.

Group results first quarter 2026

Continued strong operational and financial delivery

Financial summary	First	Fourth	First
	quarter	quarter	quarter
$ million	2026	2025	2025
Profit (loss) for the period attributable to bp shareholders	3,842	(3,422)	687
Inventory holding (gains) losses*, before tax	(4,159)	874	(159)
Taxation charge (credit) on inventory holding gains and losses	979	(208)	41
Replacement cost (RC) profit (loss)*	662	(2,756)	569
Net (favourable) adverse impact of adjusting items*, before tax	2,016	3,877	412
Taxation charge (credit) on adjusting items	520	420	400
Underlying RC profit*	3,198	1,541	1,381

	First	First
	quarter	quarter
$ million	2026	2025
Operating cash flow	2,860	2,834
Capital expenditure	(3,290)	(3,623)
Divestment and other proceeds(a)	248	328
Finance debt	59,821	58,646
Net debt*(b)	25,309	26,968
Announced dividend per ordinary share (cents per share)	8.320	8.000
Profit (loss) per ordinary share (cents)	24.83	4.35
Profit (loss) per ADS (dollars)	1.49	0.26
Underlying RC profit per ordinary share* (cents)	20.67	8.75
Underlying RC profit per ADS* (dollars)	1.24	0.53

(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
(b)See Note 9 for more information.

RC profit (loss), underlying RC profit, net debt, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

Definitions are provided in the Glossary on page 32. Non-IFRS measures are marked with an asterisk.

Highlights(a)
1Q26 profit $3.8 billion; underlying replacement cost (RC) profit* $3.2 billion
•
Profit for the quarter attributable to bp shareholders was $3.8 billion, compared with a loss of $3.4 billion for the fourth quarter 2025 and a profit of $0.7 billion for the first quarter 2025. The result for the first quarter 2026 is adjusted for inventory holding gains* of $4.2 billion (pre-tax) and a net adverse impact of adjusting items* of $2.0 billion (pre-tax) to derive the underlying RC profit. Adjusting items include adverse pre-tax fair value accounting effects of $1.1 billion and pre-tax net impairments of $0.4 billion (see page 26 for more information on adjusting items).

•
Underlying RC profit for the quarter of $3.2 billion, compared with $1.5 billion for the previous quarter and $1.4 billion for the first quarter 2025. Compared with the fourth quarter 2025, the underlying result reflects exceptional oil trading contribution and stronger midstream performance.

Segment results
•
Gas & low carbon energy: The RC profit before interest and tax for the first quarter 2026 was $1.1 billion, compared with a loss of $2.2 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.3 billion, the underlying RC profit before interest and tax* for the first quarter was $1.3 billion, compared with $1.4 billion in the fourth quarter 2025. This reflects realizations remaining broadly flat including the adverse impact of price lags. The gas marketing and trading result was average.

• Oil production & operations: The RC profit before interest and tax for the first quarter 2026 was $1.7 billion, compared with $1.7 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.3 billion, the underlying RC profit before interest and tax for the first quarter was $2.0 billion, compared with $2.0 billion for the fourth quarter 2025. This reflects the divestment in the North Sea offset by higher realizations including the adverse impact of the price lags.
• Customers & products: The RC profit before interest and tax for the first quarter 2026 was $2.5 billion, compared with $1.4 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.8 billion, the underlying RC profit before interest and tax (underlying result) for the first quarter was $3.2 billion, compared with $1.3 billion in the fourth quarter 2025. The customers first quarter underlying result was higher by $0.1 billion, reflecting seasonally lower volumes and lower retail fuels margins, more than offset by a stronger midstream performance, including stronger supply optimization across our integrated value chain and one-off timing effects, and a lower underlying operating expenditure. The products first quarter underlying result was higher by $1.7 billion. In refining, the result reflects higher realized refining margins, a higher throughput driven by lower turnaround activity and the recovery following reduced capacity at the Whiting refinery in the fourth quarter, and crude selection timing effects. The oil trading contribution was exceptional.
Operating cash flow $2.9 billion, finance debt $59.8 billion and net debt* $25.3 billion
• Operating cash flow for the quarter was $2.9 billion, compared with $2.8 billion for the same period in 2025.
•
Finance debt at the end of the first quarter 2025 was $59.8 billion, compared with $58.0 billion at the end of the fourth quarter 2025. Net debt increased to $25.3 billion at the end of the first quarter compared with $22.2 billion at the end of the fourth quarter 2025, primarily driven by lower operating cash flow.

Our financial frame
•
Our first capital allocation priority is a resilient dividend, which is expected to increase by at least 4% per ordinary share a year(b). For the first quarter, bp has announced a dividend per ordinary share of 8.320 cents.

•
We are committed to strengthening the balance sheet and continue to target improving our credit metrics within an 'A' grade credit range. We reiterate our primary target of $14 to 18 billion of net debt by end 2027. When considering our capital structure, we also look at other instruments including hybrid bonds and securities or obligations such as leases and our Gulf of America settlement liabilities.

•
bp's hybrid capital includes a notional $13.3 billion of perpetual hybrid bonds made up of a core stack of around $12.0 billion and $1.3 billion issued in 2024 as prefinancing of upcoming redemptions. bp now plans to reduce its perpetual hybrid bond capital to approximately $9  billion, subject to market conditions, as a result of continued balance sheet strengthening and the receipt of cash from our divestment programme. This $4.3 billion reduction is expected to be achieved through the redemption, without replacement, of perpetual hybrid bonds with first call dates in March 2026 of €2.5 billion and March 2027 of £1.25 billion. Following completion of these actions, the remaining $9 billion of perpetual hybrid bonds are currently intended to remain a permanent component of bp’s capital framework.

• We reiterate our 2026 capital expenditure budget in the range of $13-13.5 billion.

(a)This report discusses certain material changes in bp’s results of operations with respect to the quarter ended 31 March 2026 as compared to the quarter ended 31 December 2025. Financial information for the quarter ended 31 December 2025 can be in found in our Current Report on Form 6-K filed with the SEC on 10 February 2026.
(b)Shareholder distributions, including dividends are subject to board discretion, taking into account factors including, but not limited to, current forecasts and credit metrics.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 38.

Financial results
In addition to the highlights on page 4:
•Profit attributable to bp shareholders in the first quarter was $3.8 billion, compared with $0.7 billion in the same period of 2025.
•After adjusting profit attributable to bp shareholders for inventory holding gains* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the first quarter was $3.2 billion, compared with $1.4 billion for the same period of 2025. The underlying RC profit for the first quarter compared with the same period in 2025 mainly reflects significantly higher realized margins, partly offset by lower realizations. The oil trading contribution for the first quarter was exceptional compared with the average result in the same period of 2025 and the gas marketing and trading result was average compared with the weak result for the same period in 2025. See pages 8, 10 and 12 for more information.
•Adjusting items in the first quarter had a net adverse pre-tax impact of $2.0 billion, compared with a net adverse pre-tax impact of $0.4 billion in the same period of 2025.
•Adjusting items for the first quarter includes an adverse pre-tax impact of fair value accounting effects* of $1.1 billion, compared with a favourable pre-tax impact of $1.0 billion in the same period of 2025. In both the gas & low carbon energy and customers & products segments fair value accounting effects represent the difference in treatment between, management’s internal performance measure and IFRS. In other businesses & corporate, there was an adverse impact of the fair value accounting effects relating to the hybrid bonds in the first quarter 2026 compared with a favourable impact in the first quarter 2025.
•The effective tax rate (ETR) on the profit before taxation for the first quarter was 43%, compared with 69% for the same period in 2025. Excluding inventory holding gains or losses and adjusting items, the underlying ETR* for the first quarter was 32%, compared with 50% for the same period in 2025. The lower underlying ETR for the first quarter reflects changes in the geographical mix of profits, particularly due to the higher results in products. Underlying ETR is a non-IFRS measure.
•Operating cash flow for the first quarter was $2.9 billion, compared with $2.8 billion for the same period in 2025.
•Capital expenditure in the first quarter was $3.3 billion, compared with $3.6 billion in the same period of 2025.
•Total divestment and other proceeds for the first quarter were $0.2 billion, compared with $0.3 billion for the same period in 2025.
•Finance debt at the end of the first quarter was $59.8 billion, compared with $58.0 billion at the end of the fourth quarter 2025. At the end of the first quarter, net debt* was $25.3 billion, compared with $22.2 billion at the end of the fourth quarter 2025.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	First	First
	quarter	quarter
$ million	2026	2025
RC profit (loss) before interest and tax
gas & low carbon energy	1,054	1,358
oil production & operations	1,655	2,788
customers & products	2,452	103
other businesses & corporate	(855)	(22)
Consolidation adjustment – UPII*	21	13
	4,327	4,240
Finance costs and net finance expense relating to pensions and other post-employment benefits	(1,121)	(1,269)
Taxation on a RC basis	(2,174)	(2,107)
Non-controlling interests	(370)	(295)
RC profit (loss) attributable to bp shareholders*	662	569
Inventory holding gains (losses)*	4,159	159
Taxation (charge) credit on inventory holding gains and losses	(979)	(41)
Profit (loss) for the period attributable to bp shareholders	3,842	687
Analysis of underlying RC profit (loss) before interest and tax

	First	First
	quarter	quarter
$ million	2026	2025
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	1,336	997
oil production & operations	1,981	2,895
customers & products	3,203	677
other businesses & corporate	(272)	(117)
Consolidation adjustment – UPII	21	13
	6,269	4,465
Finance costs on an underlying RC basis(a) and net finance expense relating to pensions and other post-employment benefits	(1,047)	(1,082)
Taxation on an underlying RC basis	(1,654)	(1,707)
Non-controlling interests	(370)	(295)
Underlying RC profit attributable to bp shareholders*	3,198	1,381
(a)A non-IFRS measure. Finance costs on an underlying RC basis is defined as finance costs as stated in the group income statement excluding finance costs classified as adjusting items* (see footnote (c) on page 26).
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-14 for the segments.
Operating Metrics

	First	First
	quarter	quarter
	2026	2025
Tier 1 and tier 2 process safety events	7	10
upstream production(a) (mboe/d)	2,339	2,239
upstream unit production costs(b) ($/boe)	6.39	6.34
bp-operated upstream plant reliability	95.7%	95.4%
bp-operated refining availability(a)	96.3%	96.2%
(a)See Operational updates on pages 8, 10 and 12. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.
(b)The increase in the first quarter 2026, compared with the first quarter 2025 mainly reflects portfolio mix.

Outlook & Guidance
2Q 2026 guidance
•Looking ahead, bp expects second quarter 2026 reported upstream production to be lower compared with the first quarter 2026, due to seasonal maintenance predominantly in the Gulf of America and the effects of disruption in the Middle East. The heightened volatility in the oil and gas prices could also impact PSA contracts.
•In its customers business, bp expects compared to the first quarter, seasonally higher volumes to be more than offset by a lower midstream result, including the potential reversal of the 1Q timing effects. We expect volumes and fuels margins to remain sensitive to conditions and developments in the Middle East.
•In products, bp expects compared to the first quarter, refining throughput to be impacted by a higher level of planned refinery turnaround activity. We also expect lower throughput at Whiting due to a third-party event this month which has now been resolved. Refining margins are expected to remain sensitive to the cost of supply and conditions in the Middle East.
•bp plans to reduce its hybrid capital in the second quarter 2026 through the redemption, without replacement, of €2.5  billion of perpetual hybrid bonds.

2026 guidance
In addition to the guidance on page 4:
•bp now expects reported upstream production to be lower due to effects of disruption in the Middle East and underlying upstream production to be broadly flat compared with 2025. Within this, bp expects underlying production from oil production & operations to be broadly flat and production from gas & low carbon energy to be lower.
•In its customers business, bp continues to expect to make continued progress growing cash flows, supported by lower underlying operating expenditure* driven by structural cost reductions*. These benefits will be partly offset by the earnings impact of completed and announced divestments. Reported earnings will benefit from lower depreciation as a result of the assets held for sale accounting treatment of Castrol following the planned divestment. Fuel margins are expected to remain sensitive to movements in the cost of supply.
•In products, bp continues to expect significantly lower level of turnaround activity. Refining margins are expected to remain sensitive to the cost of supply and conditions in the Middle East.
•bp continues to expect other businesses & corporate underlying annual charge to be around $1.0 billion for 2026. The charge may vary quarter to quarter.
•bp continues to expect the depreciation, depletion and amortization to be broadly flat compared with 2025.
•bp continues to expect the underlying ETR* for 2026 to be around 40% but it is sensitive to a range of factors, including the volatility of the price environment and its impact on the geographical mix of the group’s profits and losses.
•bp continues to expect capital expenditure to be $13-13.5 billion and now evenly weighted through the year.
•bp continues to expect divestment and other proceeds to be $9-10 billion in 2026, including approximately $6 billion from the announced Castrol transaction, all significantly weighted to the second half.
•bp continues to expect Gulf of America settlement payments for the year to be around $1.6 billion pre-tax including $0.4 billion pre-tax paid during the first quarter and $1.1 billion pre-tax paid during the second quarter.

Middle East implications
We continue to closely monitor the situation in the Middle East. The full impact will be determined by the extent and duration of the current market conditions.

2025 upstream production (bp share, net of royalties)	Crude oil (mb/d)	Natural gas (mmcf/d)	Total hydrocarbons (mboe/d)
Subsidiaries
Abu Dhabi	208	—	208
Oman	22	590	124
Equity-accounted entities
Iraq	79	—	79
Total	309	590	411
•In the upstream, the heightened volatility is leading to notable differences between marker prices used in our rules of thumb and realized prices due to price lags, price caps, timing of liftings and contract structures.
•In refining, we are seeing margin dislocations driven by three main factors: crude differentials, product yields and freight costs.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 38.

gas & low carbon energy
Financial results
•The replacement cost (RC) profit before interest and tax for the first quarter was $1,054 million, compared with $1,358 million for the same period in 2025. The first quarter is adjusted by an adverse impact of net adjusting items* of $282 million, compared with a favourable impact of net adjusting items of $361 million for the same period in 2025. Adjusting items include the impacts of fair value accounting effects*, relative to management's internal measure of performance, which are an adverse impact of $273 million for the first quarter in 2026 and a favourable impact of $668 million for the same period in 2025. See page 26 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $1,336 million, compared with $997 million for the same period in 2025.
•The underlying RC profit before interest and tax for the first quarter reflects an average trading result compared to a weak result for the same period in 2025, and higher production offset by lower realizations.
Operational update
•Reported production for the quarter was 798mboe/d, 4.5% higher than the same period in 2025. Underlying production was 5.5% higher compared with the first quarter of 2025 reflecting major project start-ups partly offset by base decline.
Strategic progress
•In March bp and South Valley Egyptian Petroleum Holding Company signed a memorandum of understanding for the award of Block (6) in the Red Sea.
•In April bp announced a significant gas and condensate discovery offshore Egypt following the successful drilling of the Denise W-1 exploration well in the Temsah Concession, located in the Eastern Mediterranean. The Denise W-1 well follows a binding head of agreement signed in July 2025 with EGPC and EGAS for a 20-year renewal of the Temsah Concession.
•In April Arcius, a joint venture with bp holding 51% and XRG holding 49%, has taken a final investment decision to develop the Harmattan gas field in Egypt’s El Burg offshore concession, a significant step toward executing one of its first projects in Egypt.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2026	2025	2025
Profit (loss) before interest and tax	1,054	(2,172)	1,358
Inventory holding (gains) losses*	—	—	—
RC profit (loss) before interest and tax	1,054	(2,172)	1,358
Net (favourable) adverse impact of adjusting items	282	3,561	(361)
Underlying RC profit before interest and tax	1,336	1,389	997
Taxation on an underlying RC basis	(473)	(463)	(471)
Underlying RC profit before interest	863	926	526

	First	First
	quarter	quarter
$ million	2026	2025
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,186	1,166

Exploration write-offs
Exploration write-offs	—	—

Adjusted EBITDA*(a)
Total adjusted EBITDA	2,522	2,163

Capital expenditure
gas	635	774
low carbon energy	60	129
Total capital expenditure	695	903
(a)A reconciliation to RC profit before interest and tax is provided on page 29.

gas & low carbon energy (continued)

	First	First
	quarter	quarter
	2026	2025
Production (net of royalties)(b)
Liquids (mb/d)	87	83
Natural gas (mmcf/d)	4,124	3,950
Total hydrocarbons (mboe/d)	798	764
Of which equity-accounted entities:
Liquids (mb/d)	5	5
Natural gas (mmcf/d)	149	168
Total hydrocarbons (mboe/d)	31	34

Average realizations(c)
Liquids ($/bbl)	67.17	70.74
Natural gas ($/mcf)	6.30	7.26
Total hydrocarbons ($/boe)	40.08	45.38
(b)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

oil production & operations
Financial results
•The replacement cost (RC) profit before interest and tax for the first quarter was $1,655 million, compared with $2,788 million for the same period in 2025. The first quarter is adjusted by an adverse impact of net adjusting items* of $326 million, compared with an adverse impact of net adjusting items of $107 million for the same period in 2025. See page 26 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $1,981 million, compared with $2,895 million for the same period in 2025.
•The underlying RC profit before interest and tax for the first quarter, compared with the same period in 2025, primarily reflects lower realizations including the impact of price lags, divestment in the North Sea and increased depreciation charges.
Operational update
•Reported production for the quarter was 1,541mboe/d, 4.5% higher than the first quarter of 2025. Underlying production for the quarter was 5.9% higher compared with the first quarter of 2025 primarily reflecting bpx Energy performance.
Strategic progress
•In February Aker BP started oil production from the Solveig Phase 2 (formally called Utsira High) development in the North Sea (bp interest in Aker BP 15.9%). The project has been delivered on schedule.
•In February bp confirmed an oil discovery in the Algaita-01 exploration well offshore Angola. The well was drilled in Block 15/06, and is operated by Azule Energy, a 50:50 joint venture between bp and Eni.
•In February bp announced the start-up of the Ndungu full-field, part of the Agogo Integrated West Hub Project (IWH), in the western area of Block 15/06, offshore Angola. Agogo IWH is operated by Azule Energy.
•In March bp was the apparent highest bidder on three blocks in the BBG-2 Gulf of America lease sale.
•In March bp confirmed start-up of gas production from the Quiluma field, part of the New Gas Consortium in Angola, operated by Azule Energy.
•In April bp agreed to acquire a 60% interest in three offshore exploration blocks in Namibia from Eco Atlantic Oil & Gas. Subject to Namibian government approvals, bp will be the operator of three blocks – PEL97, PEL99 and PEL100 – offshore Namibia in the Walvis Basin, with Eco Atlantic remaining a partner, along with Namibia’s national oil company NAMCOR.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2026	2025	2025
Profit before interest and tax	1,662	1,735	2,795
Inventory holding (gains) losses*	(7)	—	(7)
RC profit before interest and tax	1,655	1,735	2,788
Net (favourable) adverse impact of adjusting items	326	223	107
Underlying RC profit before interest and tax	1,981	1,958	2,895
Taxation on an underlying RC basis	(854)	(918)	(1,375)
Underlying RC profit before interest	1,127	1,040	1,520

	First	First
	quarter	quarter
$ million	2026	2025
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	2,009	1,787

Exploration write-offs
Exploration write-offs	2	53

Adjusted EBITDA*(a)
Total adjusted EBITDA	3,992	4,735

Capital expenditure
Total capital expenditure	1,891	1,696
(a)A reconciliation to RC profit before interest and tax is provided on page 29.

oil production & operations (continued)

	First	First
	quarter	quarter
	2026	2025
Production (net of royalties)(b)
Liquids (mb/d)	1,126	1,086
Natural gas (mmcf/d)	2,407	2,258
Total hydrocarbons (mboe/d)	1,541	1,475
Of which equity-accounted entities:
Liquids (mb/d)	258	262
Natural gas (mmcf/d)	410	436
Total hydrocarbons (mboe/d)	329	338

Average realizations(c)
Liquids ($/bbl)	59.75	67.50
Natural gas ($/mcf)	3.57	4.74
Total hydrocarbons ($/boe)	48.51	56.45
(b)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

customers & products
Financial results
•The replacement cost (RC) profit before interest and tax for the first quarter was $2,452 million, compared with $103 million for the same period in 2025. The first quarter is adjusted by an adverse impact of net adjusting items* of $751 million, compared with an adverse impact of net adjusting items of $574 million for the same period in 2025. See page 26 for more information on adjusting items.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* (underlying result) for the first quarter was $3,203 million, compared with $677 million for the same period in 2025.
•The customers & products underlying result for the first quarter was significantly higher compared with the same period in 2025.
•customers – the customers underlying result for the first quarter was higher compared with the same period in 2025, reflecting a stronger midstream performance, including stronger supply optimization across our integrated value chain and one-off timing effects, partly offset by lower retail fuels margins.
•products – the products underlying result for the first quarter was significantly higher compared with the same period in 2025. In refining, the first quarter benefited from significantly higher realized margins and crude selection timing effects. The oil trading contribution for the first quarter was exceptional compared to the average result in the same period last year.
Operational update
•bp-operated refining availability for the first quarter was 96.3%, higher compared with 96.2% for the same period in 2025.
Strategic progress
•In March bp announced the agreed sale of its Gelsenkirchen refinery and related businesses in Germany to the Klesch Group. The transaction supports portfolio simplification and progress toward structural cost reduction* targets. Subject to conditions including regulatory and governmental approvals, the transaction is expected to close in the second half of 2026.
•Air bp signed a multi‑year supply agreement with Airbus to provide jet fuel and sustainable aviation fuel (SAF), as well as aviation services in Germany and Spain.
•In January bp and Castrol commenced their Formula 1 partnership with Audi during the start of the season. This reflects the outcome of several years of bp and Castrol fuels and lubricants research and development to support compliance with the new 2026 Formula 1 regulations. The partnership showcases our strengths in technology and innovation and helps build brand equity.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2026	2025	2025
Profit before interest and tax	6,604	541	255
Inventory holding (gains) losses*	(4,152)	874	(152)
RC profit before interest and tax	2,452	1,415	103
Net (favourable) adverse impact of adjusting items	751	(69)	574
Underlying RC profit before interest and tax	3,203	1,346	677
Of which:(a)
customers – convenience & mobility	1,009	877	664
Castrol – included in customers	346	227	238
products – refining & trading	2,194	469	13
Taxation on an underlying RC basis	(646)	(379)	(76)
Underlying RC profit before interest	2,557	967	601
(a)A reconciliation to RC profit before interest and tax by business is provided on page 29.

customers & products (continued)

	First	First
	quarter	quarter
$ million	2026	2025
Adjusted EBITDA*(b)
customers – convenience & mobility	1,541	1,231
Castrol – included in customers	346	284
products – refining & trading	2,626	431
	4,167	1,662

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	964	985

Capital expenditure
customers – convenience & mobility	367	585
Castrol – included in customers	15	37
products – refining & trading	290	358
Total capital expenditure	657	943
(b)A reconciliation to RC profit before interest and tax by business is provided on page 29.

	First	First
	quarter	quarter
Marketing sales of refined products (mb/d)	2026	2025
US	1,172	1,201
Europe	923	946
Rest of World	458	466
	2,553	2,613
Trading/supply sales of refined products	477	441
Total sales volume of refined products	3,030	3,054

bp average refining indicator margin (RIM) ($/bbl)	16.9	8.1

Refinery throughputs (mb/d)
US	682	674
Europe	845	822
Total refinery throughputs	1,527	1,496

bp-operated refining availability (%)	96.3	96.2

other businesses & corporate
Other businesses & corporate comprises technology, bp ventures, shipping, our corporate activities & functions and any residual costs of the Gulf of America oil spill.
Financial results
•The replacement cost (RC) loss before interest and tax for the first quarter was $855 million, compared with a loss of $22 million for the same period in 2025. The first quarter is adjusted by an adverse impact of net adjusting items* of $583 million, compared with a favourable impact of net adjusting items of $95 million for the same period in 2025. Adjusting items include adverse impacts of fair value accounting effects* of $218 million for the first quarter, and a favourable impact of $369 million for the same period in 2025. See page 26 for more information on adjusting items.
•After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the first quarter was $272 million, compared with a loss of $117 million for the same period in 2025.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2026	2025	2025
Profit (loss) before interest and tax	(855)	(386)	(22)
Inventory holding (gains) losses*	—	—	—
RC profit (loss) before interest and tax	(855)	(386)	(22)
Net (favourable) adverse impact of adjusting items(a)	583	82	(95)
Underlying RC profit (loss) before interest and tax	(272)	(304)	(117)
Taxation on an underlying RC basis	124	151	33
Underlying RC profit (loss) before interest	(148)	(153)	(84)
(a)Includes fair value accounting effects relating to hybrid bonds. See page 33 for more information.

Financial statements
Group income statement

	First	First
	quarter	quarter
$ million	2026	2025

Sales and other operating revenues (Note 5)	52,255	46,905
Earnings from joint ventures – after interest and tax	323	327
Earnings from associates – after interest and tax	353	249
Interest and other income	338	385
Gains on sale of businesses and fixed assets	102	14
Total revenues and other income	53,371	47,880
Purchases	26,250	27,720
Production and manufacturing expenses	8,537	6,114
Production and similar taxes	429	447
Depreciation, depletion and amortization (Note 6)	4,410	4,183
Net impairment and losses on sale of businesses and fixed assets (Note 3)	589	503
Exploration expense	44	103
Distribution and administration expenses	4,626	4,411
Profit (loss) before interest and taxation	8,486	4,399
Finance costs	1,175	1,321
Net finance (income) expense relating to pensions and other post-employment benefits	(54)	(52)
Profit (loss) before taxation	7,365	3,130
Taxation	3,153	2,148
Profit (loss) for the period	4,212	982
Attributable to
bp shareholders	3,842	687
Non-controlling interests	370	295
	4,212	982

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	24.83	4.35
Diluted	24.53	4.27
Per ADS (dollars)
Basic	1.49	0.26
Diluted	1.47	0.26

Condensed group statement of comprehensive income

	First	First
	quarter	quarter
$ million	2026	2025

Profit (loss) for the period	4,212	982
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(191)	819
Cash flow hedges and costs of hedging	159	(185)
Share of items relating to equity-accounted entities, net of tax	7	1
Income tax relating to items that may be reclassified	(14)	42
	(39)	677
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-employment benefit liability or asset	119	331
Remeasurements of equity investments	(1)	(1)
Cash flow hedges that will subsequently be transferred to the balance sheet	3	2
Income tax relating to items that will not be reclassified	(37)	(95)
	84	237
Other comprehensive income	45	914
Total comprehensive income	4,257	1,896
Attributable to
bp shareholders	3,916	1,556
Non-controlling interests	341	340
	4,257	1,896

(a)First quarter 2025 is principally affected by movements in the Pound Sterling against the US dollar.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2026	53,052	15,955	4,993	74,000

Total comprehensive income	3,916	185	156	4,257
Dividends	(1,280)	—	(171)	(1,451)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Repurchase of ordinary share capital	(114)	—	—	(114)
Share-based payments, net of tax	374	—	—	374
Payments on perpetual hybrid bonds	(1)	(106)	—	(107)
Transactions involving non-controlling interests, net of tax	16	—	(13)	3
At 31 March 2026	55,962	16,034	4,965	76,961

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2025	59,246	16,649	2,423	78,318

Total comprehensive income	1,556	197	143	1,896
Dividends	(1,265)	—	(74)	(1,339)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Repurchase of ordinary share capital	(1,753)	—	—	(1,753)
Share-based payments, net of tax	432	—	—	432
Issue of perpetual hybrid bonds	—	500	—	500
Payments on perpetual hybrid bonds	—	(103)	—	(103)
Transactions involving non-controlling interests, net of tax	—	—	2	2
At 31 March 2025	58,215	17,243	2,494	77,952

Group balance sheet

	31 March	31 December
$ million	2026	2025
Non-current assets
Property, plant and equipment	97,209	98,633
Goodwill	10,276	10,300
Intangible assets	8,294	8,197
Investments in joint ventures	13,563	13,400
Investments in associates	7,497	7,325
Other investments	795	857
Fixed assets	137,634	138,712
Loans	2,077	1,991
Trade and other receivables	2,575	2,376
Derivative financial instruments	20,001	20,957
Prepayments	636	608
Deferred tax assets	3,463	4,325
Defined benefit pension plan surpluses	7,716	7,771
	174,102	176,740
Current assets
Loans	541	457
Inventories	36,596	22,499
Trade and other receivables	34,435	26,014
Derivative financial instruments	10,323	5,180
Prepayments	3,603	3,422
Current tax receivable	1,005	1,153
Other investments	70	158
Cash and cash equivalents	35,693	36,556
	122,266	95,439
Assets classified as held for sale (Note 2)	5,375	6,347
	127,641	101,786
Total assets	301,743	278,526
Current liabilities
Trade and other payables	67,581	56,843
Derivative financial instruments	11,061	4,413
Accruals	4,824	5,572
Lease liabilities	2,898	2,832
Finance debt	7,624	3,356
Current tax payable	2,072	1,262
Provisions	6,134	4,709
	102,194	78,987
Liabilities directly associated with assets classified as held for sale (Note 2)	2,512	1,594
	104,706	80,581
Non-current liabilities
Other payables	7,857	7,975
Derivative financial instruments	19,054	19,667
Accruals	1,951	1,834
Lease liabilities	11,459	11,739
Finance debt	52,197	54,602
Deferred tax liabilities	7,684	7,642
Provisions	15,743	15,670
Defined benefit pension plan and other post-employment benefit plan deficits	4,131	4,816
	120,076	123,945
Total liabilities	224,782	204,526
Net assets	76,961	74,000
Equity
bp shareholders’ equity	55,962	53,052
Non-controlling interests	20,999	20,948
Total equity	76,961	74,000

Condensed group cash flow statement

	First	First
	quarter	quarter
$ million	2026	2025
Operating activities
Profit (loss) before taxation	7,365	3,130
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,412	4,236
Net impairment and (gain) loss on sale of businesses and fixed assets	487	489
Earnings from equity-accounted entities, less dividends received	(367)	(200)
Net charge for interest and other finance expense, less net interest paid	35	147
Share-based payments	318	401
Net operating charge for pensions and other post-employment benefits, less contributions and benefit payments for unfunded plans	(29)	(11)
Net charge for provisions, less payments	2,357	1,104
Movements in inventories and other current and non-current assets and liabilities	(10,542)	(5,069)
Income taxes paid	(1,176)	(1,393)
Net cash provided by operating activities	2,860	2,834
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,242)	(3,351)
Acquisitions, net of cash acquired	(14)	(202)
Investment in joint ventures	(22)	(58)
Investment in associates	(12)	(12)
Total cash capital expenditure	(3,290)	(3,623)
Proceeds from disposal of fixed assets	159	292
Proceeds from disposal of businesses, net of cash disposed	102	36
Proceeds from loan repayments	32	31
Cash provided from investing activities	293	359
Net cash used in investing activities	(2,997)	(3,264)
Financing activities
Net issue (repurchase) of shares (Note 7)	(562)	(1,847)
Lease liability payments	(764)	(727)
Proceeds from long-term financing	67	54
Repayments of long-term financing	(845)	(1,366)
Net increase (decrease) in short-term debt	3,112	(125)
Issue of perpetual hybrid bonds	—	500
Payments relating to perpetual hybrid bonds	(237)	(272)
Payments relating to transactions involving non-controlling interests (Other interest)	(13)	—
Dividends paid - bp shareholders	(1,278)	(1,257)
- non-controlling interests	(175)	(74)
Net cash provided by (used in) financing activities	(695)	(5,114)
Currency translation differences relating to cash and cash equivalents	(109)	106
Increase (decrease) in cash and cash equivalents	(941)	(5,438)
Cash and cash equivalents at beginning of period(a)	36,658	39,269
Cash and cash equivalents at end of period(b)	35,717	33,831

(a)First quarter 2026 reflects the adoption of amendments to IFRS 9 'Financial Instruments'. See note 1.
(b)First quarter 2026 includes $24 million (first quarter 2025 $57 million) of cash and cash equivalents classified as assets held for sale in the group balance sheet.

Notes
Note 1. Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods presented herein are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2025 included in bp Annual Report and Form 20-F 2025.
bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of United Kingdom adopted international accounting standards and IFRS Accounting Standards® (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2026, which are the same as those used in preparing bp Annual Report and Form 20-F 2025.
New standards and amendments to IFRS
On 1 January 2026, bp adopted the amendments to IFRS 9 ‘Financial Instruments’ relating to the settlement of liabilities through electronic payment systems using the modified retrospective approach. The impact to the interim financial information upon transition was $34 million increase to cash and cash equivalents.
Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2025. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.
Considerations in respect of the conflict in the Middle East and impact on the economic environment
The impact of the conflict in the Middle East and the associated economic developments have been considered for the basis of preparation for the interim financial information. Such factors include the economic effect of price volatility, supply disruptions in the region, operability of producing assets and discount rates.
Impairment testing assumptions
As a result of the recent and ongoing conflict in the Middle East and the related economic impact, the group’s value-in-use impairment testing price assumptions for Brent oil and Henry Hub gas were revised during the first quarter from those disclosed in the bp Annual Report and Form 20-F 2025. The group has updated its estimate of Brent oil prices to $82.80/bbl (previously $70.00/bbl) and Henry Hub gas prices to $3.00/mmBtu (previously $3.80/mmBtu) in real 2024 terms for the full year 2026. With reference to the Brent price, this estimate assumes that the ongoing supply disruptions as a result of the conflict in the Middle East resolve before the year end 2026. With regard to the Henry Hub gas price assumption, the price decrease is based on an expectation of oversupply in 2026 in the US domestic market. The post-tax discount rate used for value-in-use impairment testing of assets other than certain low carbon energy assets was maintained at 8% (31 December 2025 8%). No material impairment or reversal of impairment arose in the first quarter 2026 interim period as a result of the changes to these commodity price assumptions.
Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions remains at 4.5% (31 December 2025 4.5%).

Note 2. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 March 2026 is $5,375 million, with associated liabilities of $2,512 million.
Gas & low carbon energy
On 24 October 2024, bp completed the acquisition of the remaining 50.03% of Lightsource bp. The acquisition included certain assets for which sales processes were in progress at the acquisition date. The sale of some of these assets completed during the first quarter of 2026 with the remaining expected to complete in 2026. The carrying amount of assets classified as held for sale at 31 March 2026 is $930 million, with associated liabilities of $584 million.
Customers & products
On 18 March 2026, bp agreed with the Klesch Group to divest its 100% interest in the Gelsenkirchen refinery and associated assets. The transaction is expected to complete during the second half of 2026, subject to regulatory approvals. The carrying amount of assets classified as held for sale at 31 March 2026 is $31 million, with associated liabilities of $1,617 million. Net working capital has not been classified as assets and associated liabilities held for sale. Working capital balances, including inventory, as at completion will be transferred to the buyer.
On 24 December 2025, bp announced an agreement with Stonepeak to divest a 65% shareholding in the Castrol business with bp retaining a 35% interest through a holding in a newly incorporated entity. Cash proceeds are estimated at $6 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approvals. The carrying amount of assets classified as held for sale at 31 March 2026 is $4,414 million including $2,704 million of goodwill that arose on the acquisition of Castrol in 2000, with associated liabilities of $311 million. Net working capital has not been classified as assets and associated liabilities held for sale. The working capital balances, including inventory, as at completion will be transferred to the buyer. The shares to be held by Stonepeak after the transaction closes are subject to preferred distributions, the effect of which is that bp does not expect to recognize income or dividends from the investment in the short to medium term.

Note 3. Impairment and losses on sale of businesses and fixed assets
Net impairment charges and losses on sale of businesses and fixed assets for the first quarter were $589 million, compared with net charges of $503 million for the same period in 2025 and include net impairment charges for the first quarter of $360 million, compared with net impairment charges of $431 million for the same period in 2025.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	First
	quarter	quarter
$ million	2026	2025
gas & low carbon energy	1,054	1,358
oil production & operations	1,655	2,788
customers & products	2,452	103
other businesses & corporate	(855)	(22)
	4,306	4,227
Consolidation adjustment – UPII*	21	13
	4,327	4,240
Inventory holding gains (losses)*
gas & low carbon energy	—	—
oil production & operations	7	7
customers & products	4,152	152
Profit (loss) before interest and tax	8,486	4,399
Finance costs	1,175	1,321
Net finance expense/(income) relating to pensions and other post-employment benefits	(54)	(52)
Profit (loss) before taxation	7,365	3,130

RC profit (loss) before interest and tax*
US	1,521	1,533
Non-US	2,806	2,707
	4,327	4,240

Note 5. Sales and other operating revenues

	First	First
	quarter	quarter
$ million	2026	2025
By segment
gas & low carbon energy	9,447	10,778
oil production & operations	5,952	6,502
customers & products	42,961	36,163
other businesses & corporate	561	484
	58,921	53,927

Less: sales and other operating revenues between segments
gas & low carbon energy	347	731
oil production & operations	5,600	5,818
customers & products	475	42
other businesses & corporate	244	431
	6,666	7,022

External sales and other operating revenues
gas & low carbon energy	9,100	10,047
oil production & operations	352	684
customers & products	42,486	36,121
other businesses & corporate	317	53
Total sales and other operating revenues	52,255	46,905

By geographical area
US	19,476	19,089
Non-US	42,577	35,701
	62,053	54,790
Less: sales and other operating revenues between areas	9,798	7,885
	52,255	46,905

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	333	415
Oil products	29,851	27,162
Natural gas, LNG and NGLs	6,637	7,263
Non-oil products and other revenues from contracts with customers	3,695	3,633
Revenue from contracts with customers	40,516	38,473
Other operating revenues(a)	11,739	8,432
Total sales and other operating revenues	52,255	46,905

(a)Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Note 6. Depreciation, depletion and amortization

	First	First
	quarter	quarter
$ million	2026	2025
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,186	1,166
oil production & operations	2,009	1,787
customers & products	964	985
other businesses & corporate	251	245
	4,410	4,183
Total depreciation, depletion and amortization by geographical area
US	1,879	1,736
Non-US	2,531	2,447
	4,410	4,183

Note 7. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2025 annual general meeting, 74 million ordinary shares repurchased were settled during the first quarter 2026 for a total cost of $450 million. All of these shares were held as treasury shares.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	First
	quarter	quarter
$ million	2026	2025
Results for the period
Profit (loss) for the period attributable to bp shareholders	3,842	687
Less: preference dividend	—	—
Profit (loss) attributable to bp ordinary shareholders	3,842	687

Number of shares (thousand)(a)
Basic weighted average number of shares outstanding	15,471,646	15,778,296
ADS equivalent(b)	2,578,607	2,629,716

Weighted average number of shares outstanding used to calculate diluted earnings per share	15,662,113	16,097,610
ADS equivalent(b)	2,610,352	2,682,935

Shares in issue at period-end	15,496,882	15,785,972
ADS equivalent(b)	2,582,813	2,630,995
(a)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 31 March 2026 comprised 15,700,880,610 ordinary shares (31 December 2025 15,628,880,285 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 785,432,384 ordinary shares which have been bought back and are held in treasury by bp (31 December 2025 857,432,709 ordinary shares).

Note 8. Dividends
Dividends payable
bp today announced an interim dividend of 8.320 cents per ordinary share which is expected to be paid on 26 June 2026 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 15 May 2026. The ex-dividend date will be 14 May 2026 for ordinary shareholders and 15 May 2026 for ADS holders. The corresponding amount in sterling is due to be announced on 9 June 2026, calculated based on the average of the market exchange rates over three dealing days between 3 June 2026 and 5 June 2026. Holders of ADSs are expected to receive $0.4992 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2026 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	First
	quarter	quarter
	2026	2025
Dividends paid per ordinary share
cents	8.320	8.000
pence	6.226	6.176
Dividends paid per ADS (cents)	49.92	48.00

Note 9. Net debt

Net debt*	31 March	31 December
$ million	2026	2025
Finance debt(a)	59,821	57,958
Fair value (asset) liability of hedges related to finance debt(b)	1,181	780
	61,002	58,738
Less: cash and cash equivalents	35,693	36,556
Net debt(c)	25,309	22,182
Total equity	76,961	74,000
Gearing*	24.7%	23.1%
(a)The fair value of finance debt at 31 March 2026 was $56,331 million (31 December 2025 $54,935 million).
(b)Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $101 million at 31 March 2026 (fourth quarter 2025 liability of $94 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 10. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 27 April 2026, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2026.

Additional information
Capital expenditure
Capital expenditure is a measure that provides useful information to understand how bp’s management allocates resources including the investment of funds in projects which expand the group’s activities through acquisition.

	First	First
	quarter	quarter
$ million	2026	2025
Capital expenditure
Organic capital expenditure*	3,276	3,440
Inorganic capital expenditure*	14	183
	3,290	3,623

	First	First
	quarter	quarter
$ million	2026	2025
Capital expenditure by segment
gas & low carbon energy	695	903
oil production & operations	1,891	1,696
customers & products	657	943
other businesses & corporate	47	81
	3,290	3,623
Capital expenditure by geographical area
US	1,602	1,433
Non-US	1,688	2,190
	3,290	3,623

Adjusting items*
Adjusting items are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures.

	First	First
	quarter	quarter
$ million	2026	2025
gas & low carbon energy
Gains on sale of businesses and fixed assets	1	(1)
Net impairment and losses on sale of businesses and fixed assets	(56)	(366)
Environmental and related provisions	—	—
Restructuring, integration and rationalization costs	(13)	(14)
Fair value accounting effects(a)(b)	(273)	668
Other	59	74
	(282)	361
oil production & operations
Gains on sale of businesses and fixed assets	67	9
Net impairment and losses on sale of businesses and fixed assets	(155)	(15)
Environmental and related provisions	(170)	(31)
Restructuring, integration and rationalization costs	(66)	(41)
Fair value accounting effects	—	—
Other	(2)	(29)
	(326)	(107)
customers & products
Gains on sale of businesses and fixed assets	33	3
Net impairment and losses on sale of businesses and fixed assets	(134)	(114)
Environmental and related provisions	(3)	—
Restructuring, integration and rationalization costs	(60)	(91)
Fair value accounting effects(b)	(593)	(82)
Other	6	(290)
	(751)	(574)
other businesses & corporate
Gains on sale of businesses and fixed assets	1	—
Net impairment and losses on sale of businesses and fixed assets	(244)	(5)
Environmental and related provisions	—	(72)
Restructuring, integration and rationalization costs	(110)	(198)
Fair value accounting effects(b)	(218)	369
Gulf of America oil spill	(4)	(9)
Other	(8)	10
	(583)	95

Total before interest and taxation	(1,942)	(225)
Finance costs(c)	(74)	(187)
Total before taxation	(2,016)	(412)
Taxation on adjusting items(d)(e)	(520)	139
Taxation – tax rate change effect(f)	—	(539)
Total after taxation for period	(2,536)	(812)
(a)Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(b)For further information, including the nature of fair value accounting effects reported in each segment, see pages 5, 8 and 33.
(c)Includes the unwinding of discounting effects relating to Gulf of America oil spill payables, the income statement impact of temporary valuation differences related to the group’s interest rate and foreign currency exchange risk management associated with finance debt, and the unwinding of discounting effects relating to certain onerous contract provisions.
(d)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
(e)First quarter 2026 includes the impact of the reassessment of the recognition of deferred tax assets.
(f)First quarter 2025 includes a revision to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at the opening balance sheet date. The EPL increases the headline rate of tax on taxable profits from bp’s North Sea business to 78%. In the first quarter 2025 a two-year extension of the EPL to 31 March 2030 was substantively enacted.

Net debt including leases*
Gearing including leases and net debt including leases are non-IFRS measures that provide the impact of the group’s lease portfolio on net debt and gearing.

Net debt including leases	31 March	31 December
$ million	2026	2025
Net debt*	25,309	22,182
Lease liabilities	14,357	14,571
Net partner (receivable) payable for leases entered into on behalf of joint operations	(1,072)	(1,067)
Net debt including leases	38,594	35,686
Total equity	76,961	74,000
Gearing including leases*	33.4%	32.5%

Gulf of America oil spill

	31 March	31 December
$ million	2026	2025
Gulf of America oil spill payables and provisions	(6,938)	(7,256)
Of which - current	(1,137)	(1,522)

Deferred tax asset	1,034	1,110
Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of America oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of America oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2025 - Financial statements - Notes 7, 22, 23, 29, and 33.

Underlying operating expenditure* reconciliation
Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs).
Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects.

	First	First
	quarter	quarter
$ million	2026	2025
From group income statement
Production and manufacturing expenses	8,537	6,114
Distribution and administration expenses	4,626	4,411
	13,163	10,525
Less certain variable costs:
Transportation and shipping costs(a)	3,083	2,446
Environmental costs(a)	2,399	1,337
Marketing and distribution costs	767	427
Commission, storage and handling costs	399	366
Other variable costs and non-cash costs	503	297
Certain variable costs and non-cash costs	7,151	4,873

Adjusted operating expenditure*	6,012	5,652
Less certain adjusting items*:
Gulf of America oil spill	4	9
Environmental and related provisions	173	103
Restructuring, integration and rationalization costs	249	344
Fair value accounting effects – derivative instruments relating to the hybrid bonds	218	(369)
Other certain adjusting items	(1)	261
Certain adjusting items	643	348

Underlying operating expenditure	5,369	5,304
(a)First quarter 2025 has been restated for a reclassification in costs from transportation and shipping to environmental.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	First	First
	quarter	quarter
$ million	2026	2025
RC profit before interest and tax for customers & products	2,452	103
Less: Adjusting items* gains (charges)	(751)	(574)
Underlying RC profit before interest and tax for customers & products	3,203	677
By business:
customers – convenience & mobility	1,009	664
Castrol – included in customers	346	238
products – refining & trading	2,194	13

Add back: Depreciation, depletion and amortization	964	985
By business:
customers – convenience & mobility	532	567
Castrol – included in customers	—	46
products – refining & trading	432	418

Adjusted EBITDA for customers & products	4,167	1,662
By business:
customers – convenience & mobility	1,541	1,231
Castrol – included in customers	346	284
products – refining & trading	2,626	431

Reconciliation of gas & low carbon energy and oil production & operations RC profit before interest and tax to adjusted EBITDA*

	First	First
	quarter	quarter
$ million	2026	2025
gas & low carbon energy
RC profit (loss) before interest and tax	1,054	1,358
Less: Net favourable (adverse) impact of adjusting items*	(282)	361
Underlying RC profit before interest and tax*	1,336	997
Add back: Depreciation, depletion and amortization	1,186	1,166
Exploration write-offs	—	—
Adjusted EBITDA	2,522	2,163

oil production & operations
RC profit before interest and tax	1,655	2,788
Less: Net favourable (adverse) impact of adjusting items	(326)	(107)
Underlying RC profit before interest and tax	1,981	2,895
Add back: Depreciation, depletion and amortization	2,009	1,787
Exploration write-offs	2	53
Adjusted EBITDA	3,992	4,735

Reconciliation of basic earnings per ordinary share / ADS to underlying replacement cost profit (loss) per ordinary share* / ADS*

	First	First
	quarter	quarter
Per ordinary share (cents)	2026	2025
Profit (loss) for the period attributable to bp shareholders	24.83	4.35
Inventory holding (gains) losses*, before tax	(26.88)	(1.01)
Taxation charge (credit) on inventory holding gains and losses	6.33	0.27
	4.28	3.61
Net (favourable) adverse impact of adjusting items*, before tax	13.03	2.61
Taxation charge (credit) on adjusting items	3.36	2.53
Underlying RC profit (loss)	20.67	8.75

	First	First
	quarter	quarter
Per ADS (dollars)	2026	2025
Profit (loss) for the period attributable to bp shareholders	1.49	0.26
Inventory holding (gains) losses, before tax	(1.61)	(0.06)
Taxation charge (credit) on inventory holding gains and losses	0.38	0.02
	0.26	0.22
Net (favourable) adverse impact of adjusting items, before tax	0.78	0.16
Taxation charge (credit) on adjusting items	0.20	0.15
Underlying RC profit (loss)	1.24	0.53

Reconciliation of effective tax rate (ETR) to underlying ETR*

Taxation (charge) credit	First	First
	quarter	quarter
$ million	2026	2025
Taxation on profit or loss before taxation	(3,153)	(2,148)
Exclude:
Taxation on inventory holding gains and losses	(979)	(41)
Total taxation on adjusting items	(520)	(400)
Taxation on underlying replacement cost profit	(1,654)	(1,707)

Effective tax rate	First	First
	quarter	quarter
%	2026	2025
ETR on profit or loss before taxation	43	69
Adjusted for inventory holding gains or losses	25	2
Excluding adjusting items	(36)	(21)
Underlying ETR	32	50

Realizations* and marker prices

	First	First
	quarter	quarter
	2026	2025
Average realizations(a)
Liquids* ($/bbl)
US	51.20	62.01
Europe	85.35	75.31
Rest of World	68.74	74.59
bp average	60.43	67.79
Natural gas ($/mcf)
US	3.36	3.15
Europe	8.76	16.47
Rest of World	6.30	7.26
bp average	5.37	6.40
Total hydrocarbons* ($/boe)
US	38.91	46.26
Europe	80.66	81.48
Rest of World	47.28	53.39
bp average	45.26	52.28
Average oil marker prices ($/bbl)
Brent	81.13	75.73
West Texas Intermediate	72.73	71.47
Western Canadian Select	57.22	58.29
Alaska North Slope	77.55	75.83
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	5.05	3.65
UK Gas – National Balancing Point (p/therm)	100.85	115.91
(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Henry Hub First of Month Index.

Exchange rates

	First	First
	quarter	quarter
	2026	2025
$/£ average rate for the period	1.35	1.26
$/£ period-end rate	1.32	1.29

$/€ average rate for the period	1.17	1.05
$/€ period-end rate	1.15	1.08

$/AUD average rate for the period	0.69	0.63
$/AUD period-end rate	0.68	0.63

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 236-237 of bp Annual Report and Form 20-F 2025.

Glossary
Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, adjusting for net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 29 for the segments.
Adjusted operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that adjusted operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain adjusting items*, foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to adjusted operating expenditure is provided on page 28.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and related provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of America oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 26.
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Excess cash is a non-IFRS measure and refers to the net of sources and uses of cash. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bonds, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

Glossary (continued)
Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
These include:
•Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.
•Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contracts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.
Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which are classified as equity instruments were recorded in the balance sheet at their issuance date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Glossary (continued)
Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, gas trading and our Archaea Energy business. Our low carbon business includes solar, offshore wind, hydrogen and CCS, and power trading, and until December 2025 also included onshore wind. Power trading and marketing includes trading of both renewable and non-renewable power.
Gearing and gearing including leases are non-IFRS measures. See Net debt or net debt including leases below.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 25.
Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:
•the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
•an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Net debt and gearing are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 24.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.
Net debt including leases and gearing including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 27.

Glossary (continued)
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 25.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all mechanical, process and regulatory downtime.
Refining indicator margin (RIM) is a simple indicator of the weighted average of bp’s crude slate and product yield as deemed representative for each refinery. Actual margins realized by bp may vary due to a variety of factors, including the actual mix of a crude and product for a given quarter.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Structural cost reduction is calculated as decreases in underlying operating expenditure* (as defined on page 36) as a result of operational efficiencies, divestments, workforce reductions and other cost saving measures that are expected to be sustainable compared with 2023 levels. The total change between periods in underlying operating expenditure will reflect both structural cost reductions and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural cost reduction may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared with 2023 levels. Structural cost reductions are stewarded internally to support management’s oversight of spending over time.
bp believes this performance measure is useful in demonstrating how management drives cost discipline across the entire organization, simplifying our processes and portfolio and streamlining the way we work. The nearest IFRS measures are production and manufacturing expenses and distributions and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 28.

Glossary (continued)
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate. A reconciliation to IFRS information is provided on page 30.
Underlying operating expenditure is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. It represents the majority of the remaining expenses in these line items but excludes certain costs that are variable, primarily with volumes (such as freight costs). Other variable costs are included in purchases in the income statement. Management believes that underlying operating expenditure is a performance measure that provides investors with useful information regarding the company’s financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects. The nearest IFRS measures are production and manufacturing expenses and distribution and administration expenses. A reconciliation of production and manufacturing expenses plus distribution and administration expenses to underlying operating expenditure is provided on page 28.
Underlying production – 2026 underlying production, when compared with 2025, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 35) after excluding net adjusting items and related taxation. See page 26 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 3 for the group and pages 8-14 for the segments.

Glossary (continued)
Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders. A reconciliation to IFRS information is provided on page 30.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of America weather related downtime.
upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, ampm, bp pulse, Castrol, PETRO, TA, and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’, ‘focus on’ or similar expressions.
In particular, the following, among other statements, are all forward-looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding production and volumes; expectations regarding turnaround and maintenance activity; plans and expectations regarding bp’s balance sheet, financial performance, results of operations, cost reduction, cash flows, and shareholder returns; plans and expectations regarding the amount and timing of dividends, share buybacks, dividend reinvestment programs and the use of excess cash; plans and expectations regarding bp’s upstream production; plans and expectations regarding the amount, effects, timing, quantum and nature of certain acquisitions, divestments and related payments and proceeds, including expectations regarding the Castrol business, the Gelsenkirchen refinery, the offshore exploration blocks in Namibia, Lightsource bp and other bp businesses and assets subject to disposal or divestment; plans and expectations regarding bp’s net debt, credit rating, hybrid capital (including with respect to the redemption, without replacement, of hybrid bonds), investment strategy, capital expenditures, capital frame, underlying effective tax rate, and depreciation, depletion and amortization; expectations regarding bp’s customers business, including with respect to volumes, earnings growth, fuels margins, the impact of underlying operating expenditure, structural cost reduction and the earnings impact of divestments; expectations regarding bp’s products, including underlying performance, industry refining margins, refinery turnaround activity, and refining margins and operations at the Whiting refinery; expectations regarding bp’s other businesses & corporate underlying annual charge; and expectations regarding Gulf of America settlement payments.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Recent global developments have caused significant uncertainty and volatility in macroeconomic conditions and commodity markets. Each item of outlook and guidance set out in this announcement is based on bp’s current expectations but actual outcomes and results may be impacted by these evolving macroeconomic and market conditions.
Actual results or outcomes may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals including ongoing approvals required for the continued developments of approved projects; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of America oil spill; the conditions and developments in the Middle East; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F for fiscal year 2025 as filed with the US Securities and Exchange Commission.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2026:
Capitalization and indebtedness

31 March
$ million	2026
Share capital and reserves
Capital shares (1-2)	4,142
Paid-in surplus (3)	16,916
Merger reserve (3)	27,206
Treasury shares	(7,363)
Investments in equity instruments	(25)
Cash flow hedge reserve	126
Costs of hedging reserve	(99)
Foreign currency translation reserve	(547)
Profit and loss account	15,606
BP shareholders' equity	55,962
Hybrid bonds	16,034
Other interest	4,965
Equity attributable to non-controlling interests	20,999
Total equity	76,961

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,898
Finance debt due within one year	7,624
Lease liabilities due after more than one year	11,459
Finance debt due after more than one year	52,197
Total finance debt and lease liabilities	74,178
Total (7)(8)	151,139
1.Issued share capital as of 31 March 2026 comprised 15,700,880,610 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 785,432,384 ordinary shares which have been bought back and are held in treasury by bp. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
2.Capital shares represent the ordinary and preference shares of bp which have been issued and are fully paid.
3.Paid-in surplus and merger reserve represent additional paid-in capital of bp which cannot normally be returned to shareholders.
4.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2026.
5.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under leases. This includes one hundred percent of lease liabilities for joint operations where bp is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2025 – Liquidity and capital resources for further information.
6.At 31 March 2026, the parent company, BP p.l.c. had issued guarantees totalling $59,399 million relating to group finance debt issued by subsidiaries. Thus 99% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $13.5 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 31 March 2026, $825 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.
7.At 31 March 2026, the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $715 million in respect of the borrowings of equity-accounted entities and $367 million in respect of the borrowings of other third parties.
8.Total capitalisation and indebtedness includes non-controlling interests of $20,999 million at 31 March 2026 which includes $13.5 billion related to perpetual hybrid bonds and $2.5 billion related to perpetual subordinated hybrid securities issued by group subsidiaries. See Condensed group statement of changes in equity footnotes for further information.
9.There has been no material change since 31 March 2026 in the consolidated capitalization and indebtedness of bp.

Recent credit ratings update
On 2 April, 2026, S&P announced that it revised the outlook on BP p.l.c. from stable to positive and affirmed BP p.l.c.’s long- and short-term corporate credit ratings of A-/A-2.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	28 April 2026	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary